SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

June 5, 2012

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:	Partner Communications reports that its controlling shareholder filed an immediate report

PARTNER COMMUNICATIONS REPORTS THAT ITS
CONTROLLING SHAREHOLDER FILED AN
IMMEDIATE REPORT

ROSH HA'AYIN, Israel, June 5, 2012 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, reports today that Scailex Corporation Ltd. ("Scailex"), its controlling shareholder, together with its controlling shareholder, Suny Electronics Ltd. filed today an immediate report regarding a transaction.

According to the transaction described in the above said immediate report, and subject to its completion upon the fulfillment of the conditional terms, the Singaporean corporation Persall Pte. Ltd. of the Hutchison Group or an entity on its behalf, together with the Singaporean corporation Kelburgh Pte. Ltd. held by Li Ka-Shing Foundation Limited or an entity on its behalf, will hold at the time of completion of the transaction 75% of Scailex's issued share capital and thereby will become Scailex's controlling shareholder.

It should be noted that a company from the Hutchison Group was the Company's controlling shareholder until the end of October 2009, when it sold its holdings in the Company to Scailex.

For Scailex's full immediate report, see: http://maya.tase.co.il/bursa/report.asp?report_cd=740952 or its informal English translation attached to our immediate report on Form 6-k to be furnished to the Securities and Exchange Commission later today.

Forward-Looking Statements
This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see "Item 3D. Key Information - Risk Factors", "Item 4. - Information on the Company", "Item 5. - Operating and Financial Review and Prospects", "Item 8A. - Consolidated Financial Statements and Other Financial Information - Legal and Administrative Proceedings" and "Item 11. - Quantitative and Qualitative Disclosures about Market Risk" in the Company's 2011 Annual Report (20-F) filed with the SEC on March 22, 2012, as amended on March 26, 2012. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand. The Company provides mobile communications services to over 3 million subscribers in Israel. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is an approximately 45%-owned subsidiary of Scailex Corporation Ltd. ("Scailex"). Scailex's shares are traded on the Tel Aviv Stock Exchange under the symbol SCIX and are quoted on "Pink Quote" under the symbol SCIXF.PK. Scailex currently operates in two major domains of activity in addition to its holding in Partner: (1) the sole import, distribution and maintenance of Samsung mobile handset and accessories products primarily to the major cellular operators in Israel (2) management of its financial assets.

For more information about Scailex, see http://www.scailex.com.

For more information about Partner, see http://www.orange.co.il/investor_site

About 012 Smile Telecom Ltd.
012 Smile is a wholly owned subsidiary of Partner Communications which provides international long distance services, internet services and local telecommunication fixed-line services (including telephony services using VOB) under the 012 Smile brand. The completion of the purchase of 012 Smile by Partner Communications took place on March 3, 2011. For further details see the press release dated March 3, 2011.

Contacts:

Mr. Ziv Leitman Chief Financial Officer Tel: +972-54-7814951 E-mail: investors@orange.co.il	Ms. Yaffa Cohen-Ifrah Head of Investor Relations Tel: +972-54-9099039 E-mail: Yaffa.cohenifrah@orange.co.il

Scailex Corporation Ltd.
("Scailex" or "the Company")
48 Ben Zion Galis St., Petach Tikva 49277
Tel: 03-9057730 Fax: 03-9300424

June 5, 2012

To Israel Securities Authority 22 Kanfei Nesharim St. Jerusalem 95464 (Via Magna)	To Tel-Aviv Stock Exchange 54 Ahad Ha'am St. Tel-Aviv 65202 (Via Magna)

Dear Sir/Madam,

Re: Immediate Report
(Immediate report according to regulation 36(A) of the Securities Regulations (Periodic and Immediate Reports)-1970)

The Company announces that on June 5, 2012, after receiving the approvals of the Company's Audit Committee and the Board of Directors on that same day, the Company entered into an agreement (the "Purchase Agreement") with Persall Pte. Ltd., a Singaporean corporation from the Hutchison Group or an entity on its behalf ("Hutchison") and with Kelburgh Pte. Ltd., a Singaporean corporation held by Li Ka-Shing Foundation Limited ("KPL") or an entity on its behalf (together the "Purchasers") and with Suny Electronics Ltd. ("Suny"), the Company's controlling shareholder.

In accordance with the Purchase Agreement, at the time of completion of the transaction (as defined below), a number of steps, which are conditional upon each other, will be completed simultaneously, as detailed below (all of the steps that are detailed below shall collectively be defined as the "Transaction"). The purpose of these steps is the change of control in the Company and arrangement of its debt structure in order to enhance the Company's financial position, including, by postponing the repayment date of the loan provided to the Company by Advent Investment Pte Ltd1. ("Advent"), a Singaporean corporation controlled by the Hutchison Group (the "Advent Loan"), as set forth below.

1	See section 0 below.

1.	The Transaction

The Transaction shall contain a number of steps, which are conditional upon each other, that shall be considered completed together at the time of completion of the Transaction, as set forth below:

1.1	Sale of the Company's shares

1.1.1
At the time of completion of the Transaction, Hutchison shall acquire ordinary shares of the Company from Suny that will represent, at the time of completion of the Transaction, 50% of the Company's issued share capital (fully diluted2)3 and KPL shall acquire from Suny ordinary shares of the Company, that will represent at the time of completion of the Transaction, 25% of the Company's issued share capital (fully diluted)4 (together the "Sold Shares"), for a total consideration of USD 125 million5 (the "Sold Shares Consideration"), that shall be paid by each of the Purchasers (each in accordance with the amount of shares that will be purchased, as described), in cash at the time of completion of the Transaction as set forth below. The Sold Shares Consideration reflects a price of USD 6.0 per share, approximately NIS 23.2 as of the date of this report.

At the time of completion of the Transaction, upon the completion of the steps set forth in this immediate report, the controlling shareholders of the Company shall be - Hutchison that will hold 50% of the Company's issued share capital, KPL that will hold 25% of the Company's issued share capital and the public. Suny and Mr. Ilan Ben-Dov, shall maintain a holding of approximately 3.6% and approximately 3.7% of the Company's issued share capital, respectively.

1.2	Sale of the Samsung Business

1.2.1
At the time of completion of the Transaction, the Company shall sell to Suny its complete business of importing, marketing, sales and provision of maintenance services for cellular handsets manufactured by Samsung6 (the "Samsung Business") for a consideration of USD 100 million (with the addition of VAT by law), that will be paid to the Company in cash at the time of completion of the Transaction. It was further agreed that for the sale of the Samsung Business to Suny by the Company, an additional consideration shall be paid to the Company (earn out), in accordance with a formula to be agreed upon between Scailex and Suny.

2
In this report fully diluted shall mean - assuming the exercise, inter alia, of all the stock options and other convertible securities of the Company, excluding convertible bonds (Series 1) of the Company.

3	13,972,606 ordinary shares of Scailex as of the date of signing the Purchase Agreement (not fully diluted).

4	6,986,303 ordinary shares of Scailex as of the date of signing the Purchase Agreement (not fully diluted).

5	In this report, "dollar" refers to United States dollars, each dollar sum that is translated into Shekels shall be made at the known exchange rate of the dollar on the day of the report.

6
As part of this, all of the assets, undertakings and employees with respect to the Samsung Business will be transferred. The Samsung Business is described in the periodic and quarterly report of the company as a separate domain of activity, which is the cellular operators' domain.

1.2.2
The Sale of the Samsung Business to Suny shall be on an AS-IS basis and without any representations to be given by the Company in connection with it, including Suny's confirmation of its knowledge that the sales and distribution agreement of the Company with Samsung terminates on December 31, 2013 and that the Company has no responsibility as to whether it will be extended. Suny undertakes to fully indemnify the Company for damages incurred by the Company in connection with the Samsung Business, including any event or breach that occurred or happened before or after the time of completion of the Transaction.

1.2.3
It should be noted that the approvals of the Audit Committee and the Board of Directors of the Company to enter into the Purchase Agreement were given subject to receipt of a valuation within 21 days from the date of signing the Purchase Agreement, which will validate the consideration of the sale of the Samsung Business. If the valuation does not validate the consideration of the sale of the Samsung Business, Suny is obligated to immediately notify the Purchasers and in such a case, the Purchase Agreement shall be voided and shall have no effect whatsoever.

1.2.4
For details with respect to the Samsung Business, see the description of cellular operators' domain in section 4.3 of the first part of the Company's periodic report as of December 31, 2011 (reference no. 2012-01-084087).

1.3	Partial tender offer for straight non-convertible bonds that the Company issued.

1.3.1
It is agreed that the Company (directly or through a corporation on its behalf, at the request of the sellers) shall offer to acquire until the time of completion of the Transaction (and subject to its completion), at least 50% of the balance of the nominal of all of the Company's series of bonds that are in circulation that are not convertible to shares (except for bonds that were issued to Advent) (together the "Bonds") at an average weighted price of approximately 69% of the  par value of all the bonds. It is agreed that the acquisition of the bonds by the Company shall be made by tender offer or any other reasonable manner that shall be offered by the Purchasers.

1.3.2
If the Company shall publish in the future a tender offer to acquire convertible bonds (Series 1) of the Company, Suny has undertaken in the Purchase Agreement and confirmed that its controlling shareholder Ilan Ben-Dov has also undertaken to accept the said tender offer with respect to all of the bonds (Series 1) that they own.

1.3.3.
The success of the tender offer shall constitute a precondition for the execution of the Transaction as set forth below. The complete tender offer conditions have not yet been set by the Board of Directors, which has not yet examined the said conditions while approving the Purchase Agreement.

1.4	Postponement of the Advent Loan Repayment Date

In October 2009, as part of the acquisition of the controlling interest in Partner by the Company, Advent granted the Company a loan in the amount of USD 300 million, for which the Company issued to Advent the Series E Bonds of the Company.7

At the time of completion of the Transaction and subject to its completion, the repayment date of the Advent Loan that was scheduled for April 27, 2014, shall be extended for a period of three years, so that the loan shall be completely repaid on April 27, 2017. All other conditions of the loan (including the interest rate and interest payment dates) shall remain unchanged.

2.	Main terms of the Agreement

2.1	Representations; Interim Period

The Purchase Agreement contains mutual representations of Suny and the Purchaser, including representations regarding the incorporation of the Company, its capital, its financial reports as of December 31, 2011, immediate reports, licenses and taxation. The Purchase Agreement also includes undertakings with respect to the Company's activities in its ordinary course of business during the interim period until the completion of the agreement or its termination (except for those exceptions stated in the agreement).

7	For further details with respect to the Advent Loan, see section 4.7.6.2 of the periodic report of the Company dated December 31, 2011 (reference no. 2012-01-084087).

2.2	Preconditions

The completion of the Transaction is subject to the fulfillment of various preconditions (unless the party entitled to them relinquished their fulfillment) and the main ones are as follows:

(1) Receipt of approval of the Ministry of Communications and the Anti Trust Commissioner, if so required; (2) Receipt of approval of the authorized organs of the Company and of Suny in accordance with sections 270(4) and 275 of the Israeli Companies Law, 1999 (the "Companies Law'") for the transactions in accordance with the Purchase Agreement, if so required; (3) Completion of the tender offer for the Company's bonds as set forth in section 1.3 above; (4) The veracity of the Parties' representations at the time of completion with respect to all material aspects; (5) Completion of the sale of the Samsung Business to Suny, as set forth in section 1.2 above; (6) Lack of material findings (as defined in the Purchase Agreement) in the due diligence process that shall be conducted by the Purchasers during the period following the signing of the agreement; (7) A material adverse effect, as defined in the Purchase Agreement, did not occur; (8) Removal of liens on the shares sold to the Purchasers and on additional Scailex shares that will remain in Suny's possession and will guarantee its undertaking to indemnify the Purchasers; (9) The consent of Bank Mizrahi Tefahot Ltd. for the sale of the Samsung Business and the assignment of the loan granted for its financing to the purchasing corporation or to Suny; (10) If as a result of the transaction the debt holders of Scailex, Suny or Partner act for the immediate payment of their said debts, Suny and the Company will act to terminate such acts or receive waivers and if they are unsuccessful, the Purchasers will have the right to terminate the Purchase Agreement.

2.3	Indemnification

2.4
Suny undertook to indemnify the Purchasers in cash for any damage or loss that will be caused to them as a result of a breach of a material representation given by it, for non-fulfillment of Suny and Scailex's undertakings in accordance with the agreement for the periods and conditions as set forth in the agreement, as long as the amount of the damage or loss shall exceed one million dollars and the amount of the indemnification shall not exceed fifty million dollars and with respect to taxation the indemnification period is limited to the statute of limitations period and is not limited by any sum. It was further agreed that to ensure the indemnity, the Company shall pledge in favor of the Purchasers, in a 1st rank fixed pledge, an asset worth at least 6 million dollars, to the satisfaction of the Purchasers.

No-Shop

Suny and the Company undertook that from the date of signing the agreement and until the completion of the Transaction (as defined below), they, or an entity on their behalf, shall not negotiate, enter into a transaction or offer to enter into a transaction with respect to the assets of the seller or the Company or with respect to the shares of the Company or its subsidiaries (including Partner).

2.5	Termination of the Agreement

The agreement may be terminated at any time before the date of completion in the following instances: (a) by agreement of the parties; (b) by the Purchasers, in case of: (1) a material adverse finding in the due diligence process (as set forth in section 2.2(6) above) subject to the Purchasers' notice of termination of the agreement within three business days from notification of the said material finding; or (2) breach or false representations by Suny in accordance with the Purchase Agreement; or (3) acceleration of undertakings of Suny, the Company or its subsidiaries towards third party creditors as a result of the transactions in accordance with the Purchase Agreement, or (4) In case the balance of the cash and value of the Company’s cash will be less than NIS 450 million (except for the dividend portion that will be received from Partner exceeding NIS 77 million) and the balance of the Company’s debt (to banks and to bondholders, except for the Advent Loan) shall exceed NIS 1,789 million, or (5) in case the transaction will not be approved by the Ministry of Communications as a result of non fulfillment of the Israeli requirement (minimal holdings of 5%  in Partner by Israeli entities, as defined  in Partner's license) and (c) by Suny or the Purchasers in case the transaction is not completed by September 27, 2012, however, this date may be extended until December 10, 2012 if the transaction is not executed as a result of not receiving approval from the Ministry of Communications or the Anti Trust Commissioner.

2.6	Liquidated Damages by Suny

3.
Suny will pay to the Purchasers liquidated damages in the amount of 5 million dollars in case the precondition regarding the receipt of the authorized organs of the Company and Suny, in accordance with sections 270 (4) and 275 of the Companies Law, is not fulfilled and if during a period set forth in the agreement, Suny, the Company or Partner (or anyone on their behalf) enters into an agreement or negotiates in order to enter into an agreement that contradicts the transaction in accordance with the Purchase Agreement.

Transaction Completion Date

The transaction completion date shall be the later of (a) the date of completion of all the preconditions of the transaction in accordance with the Purchase Agreement (or the relinquishment of them by the relevant party), and (b) 3 business days after the signing of the Company's financial reports for the period ending June 30, 2012 ("Transaction Completion Date").

4.
As set forth above, the transaction is subject to receiving of the approval of the authorized organs of the Company in accordance with section 275 of the Companies Law, 1999. Accordingly, after receiving additional approval of the Audit Committee and the Board of Directors of the Company, the Company shall publish a transaction report and notice of a general meeting as required by the Securities Law Regulations (a transaction between a company and its controlling shareholder), 2001.

The Company wishes to emphasize that the execution of the Purchase Agreement entails numerous and complex conditions, that some of which are not within the Company's control and there is no certainty that the Purchase Agreement will be completed in general, or in accordance with the conditions and dates set forth above, in particular.

Yours Sincerely, Scailex Corporation Ltd. By: Yahel Shachar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

Dated: June 5, 2012